UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.
(Translation of registrant’s name into English)

Namtai Industrial Estate East 2 Namtai Road, Gushu, Xixiang Baoan District, Shenzhen People’s Republic of China (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20‑F  ☒  Form 40‑F  ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b); 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: June 2, 2017	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel: 212-245-4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Announces Results of 2017 Annual Meeting

SHENZHEN, PRC – June 2, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE: NTP) today announced the results of the Company’s 2017 Annual Meeting of Shareholders (the “AGM”) held in Shenzhen, China on June 2, 2017.

At the AGM, the shareholders approved and ratified: (i) the appointment of Mr. Ming Kown Koo, Mr. Charles Chu, Mr. Peter R. Kellogg, Dr. Wing Yan (William) Lo, Mr. Mark Waslen and Mr. Lorne Waldman as members of the Board of Directors to serve for the ensuing year; (ii) the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the year ending December 31, 2017; and (iii) the 2017 Stock Option Plan.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of these properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s ordinary shares will be declared beyond those declared for 2016, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service company. In April 2014, we ceased our Liquid Crystal Module manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).